February 12, 2014

Mr. John Dana Brown
Attorney Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3589

Re:          OverNear, Inc.
Registration Statement on Form S-1
File No. 333-188565

Dear Mr. Brown:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2:00 p.m. Eastern Standard Time, Friday, February 14, 2014, or as soon thereafter as practicable.

Additionally, OverNear, Inc. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,
OVERNEAR, INC.
/s/ Fred E. Tannous
Fred E. Tannous Chief Executive Officer